EXHIBIT A

Cover Letter to Offer to Purchase and Letter of Transmittal

IF YOU DO NOT WANT TO REDEEM YOUR LIMITED LIABILITY COMPANY INTERESTS AT

THIS TIME FOR ANY REASON, INCLUDING IF YOU ARE SUBJECT TO AN AGREEMENT NOT

TO REDEEM YOUR INTERESTS FOR AN INITIAL HOLDING PERIOD, PLEASE DISREGARD

THIS NOTICE. THIS IS SIMPLY NOTIFICATION OF THE FUND’S TENDER OFFER.

July 1, 2005

Dear Aetos Capital Distressed Investment Strategies Fund, LLC Investor:

We are writing to inform you of important dates related to the tender offer by Aetos Capital Distressed Investment Strategies Fund, LLC (the “Fund”). If you are not interested in selling your limited liability company interests at this time, please disregard this notice and take no action.

The tender offer period will begin on July 1, 2005 and end on July 29, 2005. The primary purpose of the Offer to Purchase is to facilitate, for those Fund investors who have added the Aetos Capital Opportunities Fund, LLC (the “Opportunities Fund”) as an investment option under their Investment Management Agreement with the Investment Manager, the reallocation of assets from the Fund to the Opportunities Fund. No action is required of Investors who have granted the Investment Adviser power of attorney to allocate assets among the Aetos funds. In addition, the Offer to Purchase will provide liquidity to investors who hold Interests as contemplated by and in accordance with the procedures set forth in the LLC Agreement and will provide a mechanism for the payment by such Investors of certain investment advisory fees related to separate account relationships with the Investment Adviser. Limited liability company interests can be redeemed by means of a tender offer only during one of the Fund’s announced tender offers.

Should you wish to sell any of your limited liability company interests during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) in the enclosed postage-paid envelope no later than July 29, 2005. If you do not wish to redeem limited liability company interests for any reason, including if you are subject to an agreement not to redeem your interests for an initial holding period, simply disregard this notice. No Action is Required if You Do Not Wish to Redeem at This Time.

All requests to tender limited liability company interests must be received by the Fund’s Investment Adviser, Aetos Alternatives Management, LLC, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by July 29, 2005.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call Harold Schaaff or Reid Conway at the Investment Adviser at (212) 201-2500.

Sincerely,

Aetos Capital Distressed Investment Strategies Fund, LLC

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